August 19, 2016

VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Kenneth Ellington

RE:	Salient Alternative Strategies I Fund

    Investment Company Act File No. 811-22389

Salient Midstream & MLP Fund

    Investment Company Act File No. 811-22626

This letter is in response to the comments (“Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) conveyed on July 19, 2016 by telephone by Kenneth Ellington, Staff Account, Division of Investment Management, with respect to the certain filings under the Investment Company Act of 1940, as amended (the “1940 Act”), by each of Salient Alternative Strategies I Fund (“SAS I”) and Salient Midstream & MLP Fund (“SMM” and together with SAS I, “Registrants”).

We respectfully submit this response letter on behalf of each of the Registrants. We believe that the responses discussed in this letter fully resolve the questions raised.

We have, for the convenience of the Staff, repeated below the Comments followed by Registrants’ response. Defined terms not defined herein have the same meanings as used in the referenced filings.

SAS I

Comment:    On page 14 of Annual Report for the period ended December 31, 2015, in the Financial Highlights, the total gross operating expenses to average net assets is shown as 1.05% and the total net operating expenses to average net assets is shown as 2.06%. Please explain why the gross is less than the net figure.

Response:    Expanding upon the reference contained in note 4 thereto, the adviser states that there was a contractual recoupment of prior expenses that had been borne by the adviser.

SMM

Comment 1:    On page 16 of the Annual Report for the period ended November 30, 2015, in the Statement of Operations, in “Change in unrealized appreciation/depreciation from investments, written options contracts and futures contracts before income taxes,” please consider disclosing other investments separately from written options contracts and futures contracts.

Response:    SMM notes that comment and will present the item as requested in future reports.

Comment 2:    In SMM’s fidelity bond filing pursuant to Rule 17g-1, filed on May 31, 2016, SMM participates in a joint bond. Please include the statement showing the amount of a single insured bond which the investment company would have provided and maintained had it not been named in a joint insured bond under rule 17g-1. Please file an amendment to include the statement.

Response:    SMM notes that the cover letter containing the identified information was inadvertently omitted from the filing. The requested information will be filed in an amended filing.

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Thank you for your attention to these matters. If you have any questions, please feel free to call me at (617) 261-3231.

Sincerely,

/s/ George J. Zornada
George J. Zornada